February 2, 2007

Via Edgar and Federal Express
Pamela A. Long Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549-6010

Re:
China Architectural Engineering, Inc.
Registration Statement on Form SB-2
Filed November 13, 2006
File No. 333-138603
Annual Report on Form 10-KSB for the fiscal year
ended December 31, 2005 and Subsequent Exchange Act Reports
File No. 333-114622

Ladies and Gentlemen:

On behalf of China Architectural Engineering, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 1 on Form S-1/A (“Amendment No. 1”) to registration statement on Form SB-2 that was originally filed on November 13, 2006 (“Registration Statement”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Registration Statement. We have been advised that changes in Amendment No. 1 compared against the Registration Statement, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Registration Statement, the Commission issued a comment letter dated December 8, 2006. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

General

1.
Comment:  We consider reverse acquisitions with non-operating public shells to be capital transactions in substance rather than business combinations and look to the accounting acquirer’s eligibility as a small business issuer. Here, Full Art International, Ltd. or Full Art is the accounting acquirer and does not satisfy the definition of a small business issuer because its revenues are more than $25 million. See Item 10(a)(1)(i) of Regulation S-B. Based on the above, please revise this filing to provide three years of audited financial statements and related disclosures for Full Art.

Response: We respectfully note your comment and have updated the financial information and related disclosures to provide three years of audited financial statements and related disclosures.

Pamela A. Long
February 2, 2007

2.
Comment:  Consistent with the above comment regarding eligibility as a small business issuer, please file your amendment on Form S-1, and include all additional disclosures required by that form. Ensure that the amendment is tagged on the EDGAR system as a pre-effective amendment on Form S-1 to the registration statement on Form SB-2. In the calculation of registration fee table on the registration statement’s facing page, indicate by footnote or in some other manner that the fee was paid previously when you filed initially the registration statement on Form SB-2. The file number shown above will not change.

Response: We respectfully note your comment and have filed Amendment No. 1 on Form S-1, tagged the filing accordingly, and noted that the registration fee was paid previously with the filing of the Form SB-2.

3.
Comment:   Disclosure indicates that China Architectural Engineering, Inc. or CAEI was a reporting “blank check” shell company with no operations before closing the share exchange transaction on October 17, 2006. Our view is that both before and after the transaction CAEI’s promoters or affiliates and their transferees are underwriters of the securities issued. Our view also is that Rule 144 would be unavailable for resale transactions in this situation, regardless of technical compliance with the rule. See our Worm no-action letter, publicly available January 21, 2000. As appropriate, revise the disclosure throughout the registration statement, including the thirty-fourth risk factor and the shares eligible for future sale section in the IPO prospectus and the resale prospectus’ outside front cover page and the selling stockholders and plan of distribution sections, to make clear that:

•	CAEI’s promoters or affiliates and their transferees “are” underwriters of the securities issued. Language such as “may be deemed to be” an underwriter is unacceptable.

•	Rule 144 is unavailable for resale transactions in this situation.

Response: We respectfully note your comment and have revised the registration statement to clarify that the Company’s promoters or affiliates and their transferees are underwriters of the securities issued and Rule 144 is unavailable for resale transactions by these shareholders. The revisions have been made to the thirty-fourth risk factor, the shares eligible for future sale section, the resale prospectus’ outside front cover page, the selling stockholders and plan of distribution sections.

4.	Comment: Please update your financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

Response: We respectfully note your comment and have revised the registration statement to comply with Rule 3-12 of Regulation S-X.

5.	Comment: Please provide updated consents from your independent accountants in each amendment to your registration statement.

Response: We respectfully note your comment and have updated the consent of the independent accountants.

Pamela A. Long
February 2, 2007

Registration Statement’s Facing Page
6.	Comment: Since CAEI is relying on Rule 415 of Regulation C under the Securities Act for the securities being offered under the resale prospectus, check the applicable box.

Response: We respectfully note your comment and respectfully inform you that the Rule 415 box was checked in the originally filed registration statement. We have also confirmed that the box is check in Amendment No. 1.

IPO Prospectus

7.
Comment:   We note that non-Rule 430A information, including the number of shares being registered, is omitted throughout the IPO prospectus. To the extent practicable, complete the information before amending the registration statement.

Response: We respectfully note your comment and have completed the omitted information in Amendment No. 1 to the extent practicable. Information that remains omitted will be included in the next amendment.

Outside Front Cover Page

8.
Comment:   We note that you omit an estimated price range for the offering. You may omit an estimated price range in the first amendment, provided you give us adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement’s effectiveness. We consider estimated price ranges of up to $2.00 if under $20.00 or 10% if over $20.00 to be a good faith estimate for purposes of requirements under the Securities Act. Further, confirm that you will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers. See item 501(a)(8) of Regulation S-B.

Response: We respectfully note your comment and have included an estimated price range in Amendment No. 1. In addition, the Company confirms that it will include all required information, including an estimated price range, in any preliminary prospectus distributed to prospective purchasers.

Principal Terms of the Share Exchange, page 3

9.
Comment:   We note your disclosures here and on page 52 concerning your registration rights agreement in which you committed to file a registration statement for 2.9 million shares within 10 days after the end of the six month period that immediately follows November 10, 2006. Please tell us whether this registration agreement includes any financial penalties for your company if you do not meet this May 20, 2007 deadline. If so, please tell us what consideration you have given to the guidance in EITF 05-4 and which of the three views in this EITF’s Issue Summary No. I you have adopted. You can access this Issue Summary on the EITF’s website at http://www.fash.org/eitf/IS0504WW.pdf.

Response: We respectfully note your comment and respectfully inform you that there are financial penalties are included in the registration rights agreement; however, pursuant to the terms of the agreement, no penalty will be due if the Company is using its best efforts to cause the registration statement to be filed and declared effective in a timely manner. The Company has adopted a view that a penalty provision based on the probable amount that the Company would pay rather than the maximum amount, and, at present, the Company believes that it is not probable that it will not use its best efforts to have the registration statement filed and declared effective pursuant to the dates indicated in the agreement.

Pamela A. Long
February 2, 2007

Summary Financial Data, page 5

10.
Comment:   We read that you will expense the two million shares issued to FirstAlliance Financial Group, Inc., and as a result, your earnings will be reduced for the quarter and year ended December 31, 2005. Given the October 2006 date of your merger, we assume that this is a typo and you meant to say that you will reduce your earnings for the quarter and year ended December 31, 2006. Also see your similar disclosure in the middle of page 17. Please advise or revise.

Response: We respectfully note your comment and have revised the typographical error accordingly throughout Amendment No. 1.

Risk Factors, page 6

11.
Comment:   Your filing contains a large number of risk factors, some of which do not appear to be current and material. Please note that you should not discuss any possible risk, no matter how remote, but rather focus on current, material risks to the company, its business and shareholders. Please review your risk factors and remove remote, immaterial risks.

Response: We respectfully note your comment and have omitted those risk factors that we believe are not current or material.

12.
Comment:   Disclosure in the eighth risk factor states that CAEI’s business is dependent on the prices of steel and aluminum and that steel and aluminum prices have been volatile in recent years. Provide quantitative data on the range of steel and aluminum prices during a recent period in support of the statement.

Response: We respectfully note your comment and have included quantitative data with respect to prices that the Company has paid for aluminum and steel.

13.
Comment:   Disclosure in the eleventh risk factor states that CAEI has employees working in high security risk countries located in the Middle East and Southwest Asia. Identify the high security risk countries in which CAEI has employees working. We may have additional comments upon review of your response.

Response: We respectfully note your comment and have revised the risk factor to identify the countries in which we have had employees work.

Cautionary Statement Regarding Forward-Looking Statements, page 19

14.
Comment:   Since this is CAEI’s initial public offering, CAEI is ineligible to rely on the safe harbor for forward-looking statements. See section 27A(h)(2)(D) of the Securities Act and section 21 E(h)(2)(D) of the Exchange Act. To avoid confusion on the applicability of the Private Litigation Reform Act of 1995, delete the reference to the act. Alternatively, explain that CAEI is ineligible to rely on the safe harbor provisions under the Securities Act and the Exchange Act for forward-looking statements.

Pamela A. Long
February 2, 2007

Response: We respectfully note your comment and have omitted the reference to the safe harbor provisions.

Capitalization, page 21

15.
Comment:   We note that you are reflecting 50 million shares of common stock outstanding in your actual June 30, 2006 information. Please revise so that the actual shares presented agrees to the historical equity statement of Full Art at June 30, 2006, with the number of shares restated for the recapitalization in a manner similar to a stock split. The shares effectively issued to the former shareholders of CAEI, for services on the merger date, and for the private placement on the merger date may be included in your “as adjusted” information but should not be presented as actual for dates prior to the merger. Also see our related comment on your historical equity statement, included below.

Response: We respectfully note your comment and supplementally inform you that, as more fully discussed in response to Comment No. 26, below, the auditors believe that because the Share Exchange did not occur until October 2006, the share information reflecting the share exchange is required under US GAAP to be contained in the financial statements for the year ended December 31, 2006, and, at such time, the share information will be retroactively adjusted for the financial statements for all previous periods presented in the registration statement (e.g., 2006, 2005 and 2004). Notwithstanding, we have revised the disclosures in the Capitalization section to account for, in the “as adjusted” column, the securities issued on October 17, 2006 in the share exchange, private placement and for services.

Pro Forma Financial Information, page 23

16.
Comment:   We do not object to your narrative disclosure in this section of the filing, but it is unclear to us why you have labeled this narrative as “pro forma.” Instead, this narrative appears to present your accounting policy for how the October 2006 merger has impacted and is presented within your historical financial statements. Please tell us if you intend- to provide pro forma financial statements, as defined by Article II of Regulation S-X, within this filing. If not, please revise the title of this section, as it may be confusing to your readers.

Response: We respectfully note your comment and have renamed the section “Accounting of the Share Exchange.”

Management’s Discussion and Analysis, page 24

Critical Accounting Policies - Contract Receivable, page 25

17.
Comment:   You state that you “record an allowance for doubtful collections for our outstanding contract receivable at the end of the period in accordance with generally accepted principles in the PRC.” Please revise your disclosure to state, if true, that your allowance for doubtful collections is recorded in accordance with U.S. GAAP.

Pamela A. Long
February 2, 2007

Response: We respectfully note your comment and have revised the disclosure to indicate that the allowances are recorded in accordance with U.S. GAAP.

Description of Business, page 32

18.
Comment:   We note your risk factor entitled “Our business is characterized by long periods for collection from our customers . . .” on page 8. Please elaborate on your practices with regard to working capital items in the Business section, as required by Item 101(c)(vi) of Regulation S-K.

Response: We respectfully note your comment and have added a disclosure regarding working capital at the end of the section entitled “Business—Sales and Marketing—Sales.”

19.
Comment:   Disclosure in the third risk factor states that CAEI generally enters into three principal types of contracts with its clients: cost plus, fixed price, and time and materials. Please discuss the material terms of each type of contract in the Business section, and quantify the percentage of contracts attributable to each principal type of contract during the most recently completed year.

Response: We respectfully note your comment and have added the referenced disclosure under the section entitled “Business—Projects.”

Facilities, page 41

20.
Comment:   Disclosure states that all of CAEI’s buildings and land are leased. Advise what consideration you have given to the filing of the leases as exhibits to the registration statement. See Item 601(b)(10)(i)(D) of Regulation S-B.

Response: We respectfully note your comment and have attached the material leases to Amendment No. 1.

Employment Agreements, page 44

21.	Comment: State each employment agreement’s term or duration. Shares Eligible for Future Sale, page 51

Response: We respectfully note your comment and have revised the disclosures to more clearly identify the term of the employment agreements.

22.
Comment:   In the narrative opposite the second entry in your table, please explain where the 3,733,550 shares come from. We assume that this number includes all shares being registered for resale at this time except for the shares underlying the warrants. In addition, it appears that you are registering shares for resale by existing securityholders as well as shares in the underwritten offering by the company on this registration statement. The disclosure currently refers to a separate registration statement. We believe that you mean to refer to a separate prospectus. Please revise as necessary.

Response: We respectfully note your comment and supplementally confirm to you that the 3,733,550 shares consists of all of the shares of common stock being registered under the resale prospectus, excluding the shares of common stock that are issuable upon the exercise of the warrants. We have revised the table to reflect the foregoing.

Pamela A. Long
February 2, 2007

Underwriting, page 53

23.
Comment:   Disclosure in the second paragraph that the underwriters’ obligations are conditional and may be terminated at their discretion appears inconsistent with disclosure that this is a firm commitment underwriting agreement. Please reconcile the disclosures.

Response: We respectfully note your comment and have revised the disclosure to clarify that the underwriting agreement is a firm commitment with certain termination rights by the underwriter, as exemplified in the disclosure.

24.
Comment:   Please include the disclosure regarding syndicate short positions that is discussed in Section VIII.A.3 of the Division of Corporation Finance’s Current Issues Outline dated November 14, 2000. The outline is available on our website at www.sec.gov.

Response: We respectfully note your comment and have revised our disclosure accordingly.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-16

25.	Comment: Please note that the audit opinion should contain both the city and state from which the auditor’s report has been issued. Refer to Article 2-02(a)(3) of Regulation S-X.

Response: We respectfully note your comment and have revised the auditor’s report to identify the city and state—San Francisco, California.

Consolidated Statements of Income, page F-19

26.
Comment:   Please revise your historical statements of income to present earnings per share information as required by SFAS 128, Earnings per Share. The earnings per share information should be retroactively restated to present the effects of the recapitalization since the transaction is essentially a stock split. In addition, please revise the notes to your consolidated financial statements to include the disclosures required by paragraph 40 of SFAS 128.

Response: We respectfully note your comment and the Company has revised the statements of income to present the earnings per share information as required. We supplementally inform you that the auditors believe the fact that the shell company issued shares to the shareholders of Full Art does not affect the number of shares of Full Art, which remains at 30,000 shares, as of the periods presented, and are not required to be reflected in the financial statements for the periods presented (2005, 2004 and 2003) in the financial statements. We respectfully inform you that the auditors believe that because the Share Exchange did not occur until October 2006, the share information reflecting the share exchange is required under US GAAP to be contained in the financial statements for the year ended December 31, 2006, and, at such time, the share information will be retroactively adjusted for the financial statements for all previous periods presented in the registration statement (e.g., 2006, 2005 and 2004). Nevertheless, the registration statement has been revised to include an unaudited, pro forma of the earnings per share of the Company for the historical periods presented.

Pamela A. Long
February 2, 2007

Consolidated Statements of Stockholders’ Equity, page F-20

27.
Comment:   Please revise your statement of stockholders’ equity or your disclosures in Note 10 to reflect the number of shares of common stock outstanding and changes in this number for each period for which you present an income statement. The face of your balance sheet should also be revised to state the number of shares issued or outstanding at each balance sheet date. Refer to paragraph 10 of APB 12 and Article 5-02(30) of Regulation S-X.

Response: We respectfully note your comment and have revised the balance sheet and Note 10 to include the number of issued and outstanding shares for the periods presented in the income statement, which was 30,000 shares as of December 31, 2005, 2004 and 2003.

28.
Comment:   Please be advised that all share and per share disclosures throughout the filing should be retroactively restated for the October 2006 recapitalization in a manner similar to a stock split. In this regard, we believe that the equity of Full Art prior to the merger date should be restated such that the number of shares outstanding immediately prior to the merger equals the 43,304,125 shares received by Full Art in the merger. When you update to financial statements that include the merger date, we believe that the 2,275,000 shares held by CAEI immediately prior to the merger should be reflected on a separate line item titled “Shares effectively issued to former CAEI shareholders as part of the October 17, 2006 recapitalization,” presented as though this were an issuance of stock on October 17, 2006. Similarly, the shares issued for services on the merger date and the private placement on the merger date should be reflected as separate line items and presented as issuances of stock on October 17, 2006. Changes in equity subsequent to the merger date should be presented in accordance with U.S. GAAP. Refer to SAB Topic 4C and paragraph 54 of SFAS 128.

Response: We respectfully note your comment and supplementally inform you that, as more fully described in the response to Comment No. 26, above, the auditors believe that because the Share Exchange did not occur until October 2006, the share information reflecting the share exchange is required under US GAAP to be contained in the financial statements for the year ended December 31, 2006, and, at such time, the share information will be retroactively adjusted for the financial statements for all previous periods presented in the registration statement (e.g., 2006, 2005 and 2004).

Note 1 — Organization and Principal Activities, page F-22

29.
Comment:   Based on the description of your business elsewhere in this filing, it appears that you are primarily a design-and-build construction contractor. We read that you also manage, for a fee, the construction projects of others. Please tell us your revenues from such management fees for each of 2005, 2004, and 2003. If the revenue from these fees exceeds 10% of your total revenues, please tell us what consideration you gave to Article 5-03(b)(1) of Regulation S-X.

Pamela A. Long
February 2, 2007

Response: We respectfully note your comment and supplementally inform you that the Company has not managed, for a fee, construction projects for others during the periods covered by the financial statements. We have removed disclosures regarding construction management from the registration statement.

30.
Comment:   We read that you undertake construction contracts through your wholly owned subsidiary alone or in partnership with other contractors through joint ventures. Please tell us how you account for these joint ventures, and tell us your revenues from joint ventures for each of 2005, 2004, and 2003. If these joint ventures are significant to your operations, please tell us why you have not provided the disclosures required by .APB 18.

Response: We respectfully note your comment and supplementally inform you that clients of the Company usually enter into contracts with multiple parties to complete an entire project, and each party is responsible for a different aspect of the entire project. The Company is one of the parties that enters into an individual contract with the client, and the Company is solely responsible for its part of the entire construction project per the terms of its contract with the client. We have amended the disclosures throughout the registration statement to clarify that the Company does not enter into partnership or joint venture arrangements for its projects.

Note 2(m) - Revenue and Cost Recognition, page F-25

31.
Comment:   We note that you account for revenues from construction contracts under the percentage of completion method. Please also disclose how you calculate gross profit on these contracts. Refer to paragraphs 79-81 of SOP 8I-1.

Response: We respectfully note your comment and have revised the disclosure in Note 2(m) to indicate how the Company calculates gross profit, as follows:

“Total estimated gross profit on a contract, the difference between total estimated contract revenue and total estimated contract cost, are determined before the amount earned on the contract for a period can be determined.

The measurement of the extent of progress toward completion are used to determine the amount of gross profit earned to date and that the earned revenue to date is the sum of the total cost incurred on the contract and the amount of gross profit earned.

Earned revenue, cost of earned revenue, and gross profit are determined as follows:

a. Earned revenue is the amount of gross profit earned on a contract for a period plus the costs incurred on the contract during the period.

b. Cost of earned revenue is the cost incurred during the period, excluding the cost of materials not unique to a contract that have not been used for the contract.

c. Gross profit earned on a contract is computed by multiplying the total estimated gross profit on the contract by the percentage of completion. The excess of that amount over the amount of gross profit reported in prior periods is the earned gross profit that should be recognized in the income statement for the current period.”

Pamela A. Long
February 2, 2007

32.	Comment: Please tell us if your construction contracts have change orders or claims. If so, please disclose your accounting policy for change orders and claims. Refer to paragraphs 61-67 of SOP 81-1.

Response: We respectfully note your comment and inform you that change orders are common for the changes in specifications or design; however, claims are uncommon. Contract revenue and costs are adjusted to reflect change orders approved by the customer and the contractor regarding both scope and price. Recognition of amounts of additional contract revenue relating to claims is appropriate only if it is probable that the claim will result in additional contract revenue and if the amount can be reliably estimated. The disclosure in the registration statement has been revised to reflect the foregoing.

Note 10 - Common Stock, page F-31

33.	Comment: Please confirm to us, if true,-that through the date of your response you have not issued any stock or stock equivalents as compensation to employees.

Response: We respectfully note your comment and supplementally confirm to you that, through the date of this response, the Company has not issued any stock or stock equivalents as compensation to employees.

Resale Prospectus

Selling Stockholders, page 54A

34.
Comment:   If a selling stockholder is a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, CAEI must identify the broker-dealer as an underwriter in the prospectus. Language such as “may be deemed to be” an underwriter is unacceptable if the selling stockholder is a broker-dealer.

Response: We respectfully note your comment and confirm that, based on representations received from each selling shareholder, none of the selling shareholders are broker-dealers or affiliates of broker dealers.

35.	Comment: If a selling stockholder is a broker-dealer’s affiliate, include disclosure that this broker-dealer’s affiliate:

•	Purchased the securities to be resold in the ordinary course of business.

•	Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

Pamela A. Long
February 2, 2007

If CAEI is unable to make the representations noted above in the prospectus. CAEI must state in the prospectus that the selling stockholder is an underwriter. Language such as “may be deemed to be” an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.

Response: Please refer to our response to Comment No. 34, above.

Exhibits

36.
Comment:   We note that you intend to file by amendment some exhibits. including the underwriting agreement and the legality opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement’s effectiveness.

Response: We respectfully note your comment and confirm that we will allow you sufficient time for review.

8-K dated October 17, 2006 and filed October 20, 2006

Exhibit 10.1

37.
Comment:   Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file exhibit A to the exhibit, please refile the exhibit in its entirety.

Response: We respectfully note your comment and have re-filed Exhibit 10.1 in its entirety.

Exhibits 10.6, 10.7, 10.8, 10.9, and 10.10

38.
Comment:   This disclosure appears in section 2(1) of the employment agreements: “The Employer agrees to employ Mr. Luoyi as Director.” Please confirm that this is an accurate translation of the employment agreements. We note the same disclosure in section 2(1) of exhibit 10.3 that is Mr. Luo’s employment agreement.

Response: We respectfully note your comment and have re-filed the employment agreements as retranslated.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

Exhibit 31 - Certification

39.	Comment: We note the following errors or omissions related to your certification required by Exchange Act Rule 13a-14(a):

Pamela A. Long
February 2, 2007

•	paragraph four replaces the words “the small business issuer’s other certifying officer and I are” with “I am”;

•	paragraph 4(d) omits the language “(the small business issuer’s fourth fiscal quarter in the case of an annual report)”; and

•	paragraph five replaces the words “the small business issuer’s other certifying officer and I” with “I”.

In future -filings, please revise your certification to use the exact wording as provided in Item 601(b)(31) of Regulation S-B.

Response: We respectfully note your comment and confirm that future filings will contain certifications with the exact wording as provided in Item 601(b)(31).

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti, Esq.

Thomas J. Poletti, Esq.

cc:	Luo Ken Yi, China Architectural Engineering, Inc. Edward M. Kelly, U.S. Securities and Exchange Commission